EXHIBIT 10.1

Bankmark

5015 Addison Circle, BOX 511 ♦ Addison, TX  75001

CONSULTING AGREEMENT

This Consulting Agreement (“Agreement”) is entered into on this 21st day of March, 2005, by and between Dan Hudson acting under the name of Bankmark & Financial Marketing Services (“Bankmark”), with offices at 5050 Quorum Drive, Suite 700, Dallas, TX 75254 and Patria Corporation (“Bank”), with organizational offices at 4695 Osage Drive, Boulder, CO 80303. Other references made to the term “Bank” represent the de novo bank and its organizers (the “Organizers”).

The parties hereby agree as follows:

1.	SCOPE OF THE ENGAGEMENT

Bankmark’s primary responsibilities within the scope and term of the engagement is to provide project management, resource identification, and resource management in conjunction with the client and facilitate the capital acquisition phase of the project. Bankmark’s role during the organizational phase usually is or can be:
•
Presentation with core group members of what is involved in establishing a bank and working through such issues with new prospective organizers/directors. It is Bankmark’s success rate, performance, and clear understanding of the process that is articulated during these meetings. The engagement of a consultant that has successfully assisted numerous clients through the bank chartering process provides the credibility that most potential organizers are seeking before they become engaged in a project. Bankmark provides a new group the ability to say, “We have with us as partners a firm that has been there and done that … and recently”.

•
A diverse group of industry experts in all areas required to open a bank: corresponding bank relationships, project financing, equipment, technology, legal, accounting, operations, facilities that are capable of providing a turnkey bank with custom features or select needs based on specific client request. It is important to realize that opening a bank is far more complex a process and requires a different skill set than managing a bank on a day-to-day basis that is already in operation.

•
Over the years and especially more recently, organizers, directors, and management continuously infer we “help them see around the corner.” Meaning that at any point during the process, we are able to advise our clients as to what’s ahead and the impact of options being considered or plans in the queue. The process allows clients to more thoroughly evaluate each element under consideration. Thus, each alternative selected should produce the result desired by the Bank’s organizing group. If necessary, the group is encouraged to visit banks that have recently opened to better understand the impact and ramifications of their own decisions.

•
Bankmark provides project management and tools, which allow the group to obtain information concerning its area of expertise or assignment in the project management process. Our client bank project management programs use, as baseline data, our most recently completed projects’ timeline information. This process assures all elements to opening in a timely manner and within budget.

•
Bankmark will provide logistics and support at each Bank location by trained Bankmark staff for the Bank’s management and administration of its contacts. An important effect of the Bankmark process is that the Bank’s professionalism is enhanced. This may have a positive impact on the Bank’s prospects for regulatory approval and its capital acquisition program.

•	Determination of charter and review of new filing procedures by the OCC & FDIC in conjunction with the organizing group.
•	Discussion of facilities/locations.
•	Legal representation review and discussion which firms processed the last several applications.
•	Pre-opening budget discussion and review.
•	Identification and recruitment of a qualified management team for review with personnel committee and Board of Directors.
•	Preparing & building the management team for presentation to the regulatory agencies and submission of the application process:
✓	What role now during the organization phase
✓	What role when the Bank opens
✓	When does the management team start…ideally

Let it be understood that Bankmark does not participate directly or indirectly in any sales transaction between the Bank and prospective shareholders, nor will it solicit subscription agreements or collect monies for prospective shareholders in connection with such activity. Bankmark is not an agent for the de novo bank, and does not make representations as an agent or otherwise for the Bank.

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2. CONSULTING FEES

Bankmark will design a marketing campaign to strategically support the Bank. Bankmark's professional fee for services is as follows:

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The consulting fee for facilitating a marketing campaign to support the Bank and for providing logistics and administration for the Bank’s public offering is $535,000. This is the total fee and there are no contingencies, commissions or other variable payments regarding its payment.  All fees are due and payable in advance of the month the work is to be performed. All invoices for such fees and expenses are due no later than the third business day from receipt of invoice.

•	The fees shall be paid in the following incremental amounts:

Payment # 1	$10,000	Month 1
Payment # 2	$10,000	Month 2
Payment # 3	$10,000	Month 3
Payment # 4	$12,000	Month 4
Payment # 5	$12,000	Month 5
Payment # 6	$18,000	Month 6
Payment # 7	$37,000	Month 7
Payment # 8	$66,000	Month 8
Payment # 9	$66,000	Month 9
Payment # 10	$66,000	Month 10
Payment # 11	$66,000	Month 11
Payment # 12	$66,000	Month 12
Payment # 13	$66,000	Month 13
Payment # 14	$30,000[1]	Final Payment
Professional Fee Total	$535,000

1 The final payment of $30,000 is due at the release of funds from the impound account, or 120 days from the effective date of the prospectus/offering, whichever comes first. It should be understood that receipt of the final payment of $30,000 is not contingent upon any conditions or performance. The final payment shall be considered a post-opening expense for accounting purposes and, although it appears in, is not included in the calculated total of the estimated pre-opening expense budget previously presented to the Bank.

Bankmark may from time to time, based on project financing, defer a portion of a specific payment. At Bankmark’s discretion, the Bank will be notified as to when the deferred amount is due.

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3.	EXPENSES TO BE PAID BY THE BANK

These fees only represent an estimate. As each required service is negotiated with the selected firm or individual, an agreement or purchase order will be submitted to and approved by the Bank’s management in advance of any payment or commitment to pay. These agreements will be itemized and totaled in a report to management on a monthly basis to account for monies committed or owed against the estimated budget. In each and every case where a budget may be exceeded due to necessary changes in the regulatory process, additional events, or any other requirements required to support the proposed transaction, management will pre-approve the new budget before it is incurred.

Projected Costs:

Bankmark’s fees are disbursed monthly over the life of the project. Other costs are paid by the Bank but managed by Bankmark. As the PS and/or PM prepare to implement the various stages and expense items of this Agreement, they will present to the client a more detailed anticipated monthly expense of the various budget category line items of the expenses. These monthly presentations of anticipated expense will, in turn, be reviewed with senior management or the Project’s designated representative every thirty (30) days. Items or services to be purchased on behalf of the Bank will be outlined in a contract or estimate form provided by the specific supplier and approved by Bank personnel prior to purchase of the item or service. Based on the assumption that the Bank will have to host approximately 85 investment meetings with an average attendance of 25 attendees to meet 2,125 (minimum) qualified investors, the following costs are projected:

Computer Network System & Printers Rental Service**

Month 6	$2,200
Month 7	$2,200
Month 8	$2,200
Month 9	$2,200
Month 10	$2,200
Month 11	$2,200
Month 12	$2,200
Month 13	$2,200
Month 14	$2,200
TOTAL	$19,800

Graphics Program Development**

Logo, letterhead, business cards, envelopes, prospectus, promotional materials, organization website (design to production), no printing. At time of execution, a supplemental contract addendum will be presented to the Bank with a more detailed description of items and payment schedule.
$35,000

Project Site Support Staff

Month 5	$4,000
Month 6	$4,000
Month 7	$4,000
Month 8	$8,000
Month 9	$8,000
Month 10	$14,000
Month 11	$14,000
Month 12	$16,000
Month 13	$16,000
Month 14	$16,000
TOTAL	$104,000*

The staffing budget only represents a monthly estimate. As we begin the hiring process closer to the Bank’s campaign, we will present a more specific (weekly) cost per person spreadsheet for approval. *This represents a current market estimate. An updated estimate will be prepared at beginning of hiring process. Payroll expense due net 15 days from date of invoice received.

Project Support **

Other part time staff or FTE’s (Full Time Equivalent) time has been allocated pursuant to the project budget. Some staff members do not work on site at the organizational office but at Bankmark’s offices in California, Colorado, and Texas. This provides consistency from project to project, access through universities for data entry personnel or other essential personnel that Bankmark does not have to hire, train, and release as a project ends. Instead it provides continuity to all Bankmark’s clients by spreading out the part time hours needed to support all of Bankmark’s projects.

For many banking professionals not being able to “see” an individual causes concern when, in fact, it is the work to be produced in total and in relationship to the project’s needs at that specific juncture. Example: Some days the data entry personnel are completely inundated with roster entry and proofing 3-4 staff members. The next day the entire off site office group is consumed with one project. Over all what this system provides (and within a more managed budgetary process) is the human resource component consistently but on call without the project staff on site being inflated.
$10,000

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Food, Beverage, Facilities (based on approx. 65 events)

Month 9	$8,000
Month 10	$16,000
Month 11	$16,000
Month 12	$16,000
Month 13	$13,000
Month 14	$13,000
TOTAL	$79,000

These amounts only represent estimates. As each month is planned in advance, the estimates will be recalculated on a per-event cost. The event costs are also tracked weekly as each event occurs, costs are posted so at all times the PM and the client know exactly where the project stands in relationship to the budget. This is a cost category tracked jointly by the client and Bankmark.

External Printing
•	Invitations
•	Offering circular & all the packaging
•	Presentation boards for investment meetings
•	Letterhead, business cards, envelopes

The quantities, paper specification, etc. will be bid out/estimated upon completion of the design phase. If possible, Bankmark will secure a local printer; provided the quality standards can be met in relationship to the budget. All print estimates and purchase orders will be signed and approved by the client.
$30,000
Internal Printing**

Internal printing is a service provided by Bankmark whereby full digital color printing is needed only during the stock sale process, such as printing of the prospectus. Because Bankmark prints these files digitally in-house, the client is afforded a cost per piece savings in comparison to using a “Kinko’s” of at least 50%. This in-house process allows Bankmark the ability to manage on behalf of the client ordering only what is needed on a weekly basis. Therefore, our quantity counts are low.
$7,500

Marketing Promotions**
•	Presentation boards for investment meetings
•	The chairman’s’ circle/founders coffee promotion
•	Logo golf style shirts
•	Other name recognition items

The specifics (i.e., count, item, color specifications, set-up fees) will be outlined in a separate agreement for approval by Bank/project management prior to beginning the events process. This will include all design, dye-cast, set-up, production, and shipping requirements.
$21,000

Speaker Honorariums**

Speaker honorariums are paid to any qualified industry expert identified by Bankmark. These individuals most likely have previous experience with the Bankmark program, content and format especially as it relates to regulatory dos and don’ts. They could be Robert Steiner, Bryan Hyzdu, Dan Hudson, or any other speaker Bankmark deems acceptable. Each event fee is $450 per event (65 events approx). At the end of each 15-day period during the events phase of the project, Bankmark and the Bank will review and reconcile the speaker honorariums to be paid for that period.
$38,250

Public and Promotional Events

Public and promotional events are events “outside of the box” or a standard event whereby the event has a theme that is usually time sensitive and a special guest speaker has been scheduled. The event requires a broader scope and scale or marketing to draw a larger qualified audience. Any event in this category budget is planned and approved by the Bank organizers.

$8,000
These projected costs are based on the following assumption:
The most important factor in holding the events cost to a minimum is to maintain a high average attendance: 1) if the Bank gets them to an event and 2) follow up to gauge their interest within 24-48 hours. If the Bank’s goal is a minimum of 2,125 qualified attendees and we maintain an average attendance of 25 per event, the Bank can reach its capitalization goal upon completion of the 85th event. The caveat is the follow-up by directors and the Bank and is imperative to the success of the Capital Acquisition Program based on these assumptions.

**Fees paid directly to Bankmark. An invoice along with any necessary supporting documentation will be presented to the Bank as each expense is incurred. These invoices are due net ten (10) days upon presentation.

4. TERM

The contract shall expire 120 calendar days from the effective date as published on the offering circular at 5:00 p.m. unless otherwise extended by mutual agreement, in writing. Any budgetary requirements associated with the continuation of said agreement will be outlined by Bankmark and pre-approved by the Bank or the Bank’s representative before any work is continued. All extensions are in 30-day increments approved by both parties. Each 30-day extension is for the fee of $35,000. All fees for extensions are due at the beginning of the 30-day extension.

The Bank has the right to terminate, in writing, this Agreement with or without cause. If terminated without cause the Bank owes Bankmark fees of $250,000 plus any expenses incurred by Bankmark on behalf of the Bank. If terminated with cause (i.e. gross negligence or non-performance of duties as prescribed in the contract) such cancellation must be noted by written communications. Bankmark has 5 days to respond to a cancellation with cause in the form of a meeting as to corrective action that will be taken to rectify the problem, and 20 days to correct the action. Termination with cause can take place up until the filing of the Bank application and the Bank will be charged $25,000 per month for services rendered. In the event of Bankmark’s release from this Agreement there is not exclusivity protection on the market. At the introduction to Zions (or a third party equal to) and a letter of intent at any point in the process joining the third party entity to the project the termination clause is null. At “permission to organize” there are no other conditions for dismissal.

5. STAFFING REQUIREMENTS BY FMS/BANKMARK

Overall project responsibility on behalf of Bankmark will be carried out by Dan Hudson (“DH”), Beth Anne Caldwell (“BA”), Project Supervisor (“PS”), and Project Manager(s) (“PM”). During the period of time prior to beginning the investment meetings, a senior associate for Bankmark (PM, PS, DH) will meet with the Organizers or Management Personnel a minimum of once every two weeks for a project briefing and update session. A client conference report will be provided to outline the project timeline, responsibilities and resource requirements for the upcoming two weeks and anticipated monthly scheduling or participation required of Bank personnel or the organizing group. It is estimated that a senior associate (DH, PS, or PM) will be on location a minimum of 3 days per week prior to the investment meetings beginning. The composition of Bankmark’s management team will be further defined upon project commencement.

6. OTHER STAFFING REQUIREMENTS

All project employees will be made available by the Bank and will report directly to Bankmark’s PM. The employer of this staff will be a third-party national employment agency firm, which will be approved of by the Bank and provide the Bank with a price break for budgetary purposes. It will also ensure that all local and state employment laws and requirements will be met. Their work scheduling, daily job responsibilities, and if necessary, dismissal from the project, are the responsibility of Bankmark’s PM. Prior to any dismissal of a project employee, Bankmark will review the circumstances and conditions with the Bank concerning the employee and their recommendations, if any, for dismissal. In turn, Bankmark also recognizes the importance of congeniality between project staff and the Bank. Therefore, should conflict/tension between a specific project individual and the Bank arise, Bankmark encourages the Bank to immediately bring the situation to the attention of the PS or PM so that any necessary adjustments, employee-transfers, or even dismissal/termination be dealt with so that the flow/momentum of the project not be hindered. The determination of an hourly wage will be gauged and set by the PM based on the experience and skill necessary to perform their job responsibilities pursuant to the requirements of this Agreement. For example, regardless of policies established within the institution, Bankmark or the organization/group will not employ $8 per-hour, fast-food, entry-level personnel for positions which require data entry and sorting skills and/or meeting the public, i.e., a skill level of $12 - $14 an hour (or prevailing wage). However, all expenditures of this nature will be within the budget described above unless otherwise agreed to in writing by each party.

Bankmark understands that part-time/temporary staff positions with no immediately offered benefits do not always attract “top” people as prospective project employees. Therefore, Bankmark will always attempt to first “pull in” qualified personnel from other projects (whether in progress or recently completed) to staff a newly beginning project so that the level of experience and training are exemplary and consistent. A combination of experienced Bankmark personnel and new hires from the project’s immediate area equate to a well-balanced on-site team essential to the success of the project.

It is important to note that typical “Bank” employees that may work for the institution post-charter normally do not have the skill set necessary for the types of employees Bankmark must solicit and engage to successfully perform the duties as specified within the boundaries of this contract. From time to time, Bankmark may hire college or high school students, which could potentially be siblings of directors or others close to the project, but typically they are hired to perform what are considered “after-hours” or “summer-time” duties (See “Part-Time RSVP Callers” below). Because of the skill set necessary for the success of this project, Bankmark and client agree that the policy not to hire directors’ relatives, friends, etc., is appropriate.  Hiring should be based on the skill set necessary to complete the job.

The staff’s payroll will be managed by the PM, a Bankmark person familiar with the firm that pays the employees. Invoices are processed through Bankmark’s Payroll Manager, approved by the PM and presented to the client. The client must pay for these outside services net 15 days of presentation.

Part-time RSVP Callers: Telephone calls to invite critical leads, close friends and personal business relations are best made by the Organizer. However, based on the fact that there are other time commitments by the Organizers, it may be necessary from time to time to employ RSVP callers. These are hourly employees used only during the events phase and not continuously. If it is necessary to employ these individuals, a budget will have to be established. This should only be a back-up contingency.

7. FACILITY REQUIREMENTS

The Bank must provide a working location to support a full time staff of 4-6: one senior associate, one PM and part-time people. It should comfortably sustain four desks and the necessary number of working tables and chairs for processing the events material. (900-1,500 square feet exclusive). The facility shall be secured and well-lighted for access 24/7. Unless otherwise noted by memo or addendum, the computer equipment that is supplied is the property of Bankmark. Bankmark and its personnel will not be restricted in any manner from access to its equipment or otherwise.

8. MISCELLANEOUS EQUIPMENT & SUPPLIES

The PM and support staff must have access to a minimum of six (6) phone lines which are not too heavily used by other Bank operational needs, plus one dedicated high speed data line (DSL/Cable modem) and one dedicated fax line. The staff must also be provided with a designated fax machine and copier, which are needed for reports required to keep Organizers and Bank management updated with current potential shareholder names and event schedules. There is also a significant amount of copying required in the database management and the reporting function. The project also requires a varying amount of office supplies: pens, pads of paper, computer paper, etc., which will be ordered by the PM through the Bank's supplier. There are monthly phone charges for sending data via modem between Bankmark’s data center and the Bank’s onsite computer systems. These line charges will be billed monthly with copies of the charges from the phone bill. There will be monthly charges for Fed Ex/UPS regarding overnight shipping of data entry work, lists or supplies.

8.1.

The procurement of supplies to maintain the project’s readiness will be maintained by the PM. The Bank will establish a business account with Office Depot, Office Max, Staples or an equivalent. When supplies are needed, the PM will put together a supply request form to be approved by the Bank. Upon approval by the Bank, the PM will procure the materials and maintain an inventory for the project.

9. CONFIDENTIALITY OF INFORMATION

Without the prior consent of the Bank, Bankmark shall keep confidential and shall not disclose to any third party any of the database or project files or any financial or other information relating to the Bank, which is not already within the public domain. From time to time during the “events” phase of the project, Financial Marketing/Bankmark may invite guests to observe an event. These guests may be other consultants or bank directors and officers from another bank. The Bank will not unreasonably restrict Bankmark in allowing its guests to attend and observe the process. If the prospective guest(s) are from the Denver, CO area of the United States, Bankmark will inform the client. The client and Bankmark will then select a meeting in which these local guests may attend.

10. RESPONSIBILITY AND ACCOUNTABILITY

To assure fulfillment of the requirements within this Agreement, the Bank and/or Organizers of the Bank will designate one individual to work directly with Bankmark in the management and implementation of this Agreement. The contact person is James Foster.

11. ACCESS TO MATERIALS NECESSARY TO FILL THE TERMS OF AGREEMENT

The Bank will supply Bankmark with necessary copies of documents for handout during the investment meeting presentation and development of the director training materials, i.e., the FDIC application, the state application, business plans, strategic plans, etc.

OTHER COVENANTS PROVIDED BY CLIENT 12 - 22

Bankmark hereby warrants and represents that Bankmark shall:

12

On a best efforts basis, with client adherence to the terms and recommendations, work diligently to implement all items discussed herein.

12.1

Not assume or create any obligation for, or on behalf of, or in the name of, or in any way bind, the Bank except as expressly provided by this Agreement.

12.2

Engage in no conduct in the performance of this Agreement that reflects unfavorably on the Bank.

12.3

Agree to defend, indemnify and hold harmless the Bank and each of its Organizers, and their successors and assigns, from and against any and all liability, damages, fees, including reasonable attorneys’ fees, and expenses whatsoever, resulting, directly or indirectly, from any claim or demand of any kind or nature, resulting from the wrongful actions, negligence, errors, omissions or misstatements of Bankmark, its officers, directors, employees, agents or contractors in connection with Bankmark’s performance of its obligations under this Agreement; provided, however, that Bankmark shall not be liable under this section for the wrongful actions, negligence, errors, omissions or misstatements of Bank, its Organizers, employees, agents or contractors. This indemnification shall survive the expiration or earlier termination of this Agreement.

12.4

Defend, indemnify, and hold harmless the Bank from any and all liability, claims, demands, suits, costs, charges, and expenses, including, without limitation, attorney’s fees incident to any claim, loss, damage, or injury to the person or property of Bankmark and Bankmark’s agents, employees and/or contractors, or to the person or property of anyone injured through the acts or omissions of Bankmark or of agents employees, or other persons acting on Bankmark’s behalf; except for other firms or employees contracted directly with the Bank or Organizers.

12.5

Bankmark warrants and represents that it has the necessary personnel, experience, expertise and ability to successfully organize, implement and promote the Bank in accordance with the budget.

13. OWNERSHIP OF MATERIALS

Rights of ownership and reproduction of materials supplied by Bankmark remain solely with Bankmark. This includes proprietary methods, training materials, handouts and evaluation tools used during the implementation of this Agreement. Any materials developed specifically for the Bank, i.e., logos, corporate identity package, signage, etc. belong to the Bank when all monies owed as a result of this work have been paid by the Bank as prescribed within this Agreement. Any other work which may be developed for the Bank, such as promotional materials, etc., ownership licensing rights or rights of reproduction, will be outlined and agreed to by each party before said work begins or is produced. Any creative materials which are developed by Bankmark or any subsidiary group (Financial Marketing Services, ebankmarketing.com, etc.) or any of the firms’ affiliate websites may depict any and all of these materials produced and a narrative of the project’s objectives and accomplishments as part of a “print” or “on-line digital” portfolio and may include (but are not limited to) marketing materials, graphics, and websites.

13.1. BANKMARK COPYRIGHTS & PATENTS

During the course of the consulting engagement, Bankmark will, as part of its responsibility, make available or provide materials to the Organizers, directors and management team. These materials are only for the specific purpose of managing, tracking, education and training. They are not to be copied or distributed outside the immediate group of Organizers, directors, management and staff. These materials are for internal use only. Should they be mistakenly used during the capital acquisition phase of the engagement, the project members of the group could be put at risk. These educational materials are for the sole purpose of training and may not be used for sales or solicitation of prospective shareholders. These materials and the process they represent are proprietary to Bankmark and are protected by copyrights.

The database application program is owned by Bankmark. In the case of a de novo bank whose current staff possesses the skills and talents to copy, modify, change or duplicate the application program, the Bank directors and management must assure Bankmark that no efforts by said staff will occur.

At no time while Bankmark is actively engaged in the project or upon its completion will the software application program be modified, duplicated, copied or changed without our prior written approval.

The lists, rosters, critical leads, or any materials supplied to Bankmark for the development of the database is the property of the group and or individual who provided the materials. Upon completion by the staff of use of this material it will be returned to the individual whom it belongs. The completed database will become the property of the Bank upon completion of the project and fulfillment of the terms specified in this Agreement.

14. NONCOMPETE

Bankmark is currently working and meeting with other organizing groups in other areas of the United States and it is not our practice to provide non compete covenants during organization, as groups can end their organizing efforts at anytime by electing not to finish the project. Bankmark does allow that we will not seek out new bank business in the following areas:
•	Hispanic Bank in the zip codes defining the Denver MSA. Exclusivity is determined by the zips the bank is chartered in. No other zips.
for the duration of this de novo bank project. However, should the Bank upon opening use Bankmark to provide marketing programs and services, a limited non compete agreement can be developed pertaining to the Bank’s immediate marketing area.

15. ASSIGNMENT

Except as provided herein, this Agreement or any rights or obligations hereunder may not be assigned by either party without the prior written consent of the other party.

16. SURVIVAL

Paragraphs 9, 12, 13 and 14 shall survive the expiration or termination of this Agreement.

17. AMENDMENTS

This Agreement may be modified in writing only, and cannot be changed orally.

18. COMPLETE AGREEMENT

This contract is the entire and only Agreement between the parties. The contract replaces and amends any previous agreements between the parties. This contract can only be changed by agreement in writing signed by both parties.

19. PARTIES LIABLE

This contract is binding upon all parties who sign it and all who succeed to their rights and responsibilities.

20. NOTICES

All notices under this contract must be in writing. The notices must be delivered personally or mailed by certified mail, return receipt requested or Fed-Ex/UPS Next day to the other party at the address written in this contract, or to that party’s attorney.

21. CHOICE OF LAW

The terms of this contract shall be interpreted under the laws of the state in which the Application is filed.

22. SEVERABILITY

If one or more of the provisions of this contract are deemed invalid or illegal the remainder of the contract shall survive.

23. ADDITIONAL TERMS OF THE CONSULTING AGREEMENT

▪	Bankmark shall be available to meet with any regulatory agencies or the Bank’s attorney as needed to effectively implement the requirements of this Agreement.

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Upon completion of the public offering, Bankmark will provide a written action report on issues concerning the de novo bank in the areas of product development, delivery systems, and topical marketing needs based on current trends experienced during the campaign. This written report will be followed by an oral presentation by Hudson & Steiner to the Board of Directors. This is not to be confused with a marketing plan but rather a report on issues and recommendations.

▪
The parties agree that the Bank or Bankmark may require that any controversy or claim arising out of or relating to this Agreement, or the breach thereof, will be settled by arbitration in accordance with the Rules of the American Arbitration Association in effect at the time that the controversy or claim arises, and judgment upon the award rendered by the arbitrator may be entered in any court having jurisdiction thereof. The forum for any such arbitration proceeding shall be at the local office of the Judicial Arbitration Mediation Service nearest to the headquarters of the Bank.

▪
Should any legal action or arbitration proceeding be brought in connection with any provisions of this Agreement, or to collect damages for either the breach of any term of this Agreement or false representation or warranty given in connection with this Agreement, the prevailing party shall be entitled to recover all reasonable attorney fees, and costs and expenses actually incurred in such action or proceeding.

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Significant suppliers of goods or services shall be approved jointly by Bankmark and the Bank to assure the greatest possible success. If the Bank requires the specific use of a supplier, the Bank will assume all responsibilities for delivery of those specific goods and services, and any delays or problems caused by use of said supplier. Bankmark’s purchasing strengths due to its long term relationship with many suppliers provides clients with the advantage of special pricing, i.e. reduced fees, or better terms, i.e. delayed partial payment until release of funds from the impound account. While all contracts negotiated with any provider of goods or services and approved by the client, any firms or individuals that are providers of these services on an ongoing basis for Bankmark are managed by Bankmark with oversight by the Organizers during the term of the engagement. It is this leverage and tie to responsibility that allow Bankmark to procure and expedite service to its clients. Bankmark shall not accept any gratuity, rebate, fee, non-cash trade, commission or any other direct or indirect accommodation as it pertains to providers of goods or services used to implement the work as prescribed herein. Bankmark maintains an ongoing marketing relationship which may include fee for referrals, shared marketing and promotional costs for workshops and seminars with, but not limited to, the following firms: 1) Foster, Pepper & Shefelman PLLC, 2) Jenkens & Gilchrist, 3) TIB, 4) Steiner & Associates, 5) WIB, 6) Goodwin & Procter, 7) Powell, Goldstein, Frazer & Murphy, 8) Intercept, Inc., 9) Phoenix Software, 10) RLR Management, Inc. Should the Bank elect to engage the services of any of these professional organizations, it is the responsibility of the Bank to conduct its own thorough evaluation of the services to be provided.

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Speaker honorariums and travel expenses can become very costly. It is Bankmark’s intent to provide the best resource to accomplish this task. To have a celebrity speaker for each function of the estimated 65+ functions would be cost prohibitive. When applicable, Bankmark will use bank directors from other institutions, industry observers, and in many cases, Robert Steiner. Mr. Steiner’s relationship as a speaker is separate from that of services provided directly by Bankmark. As a speaker, Mr. Steiner is paid by the Bank from the estimated budget for speaker honorariums or any other individual designated by Bankmark as appropriate. Because speakers must set aside the time to meet the requirements of the scheduled meetings, if for any reason the meetings are canceled, they are paid accordingly. If canceled within 48 hours notice, 50% of the speaker honorarium is due. If canceled 24 hours prior to the meeting, the entire fee is due.

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Let it be understood that Bankmark does not participate directly or indirectly in any sales transaction between the Bank and prospective shareholders, nor will it solicit subscription agreements or collect monies for prospective shareholders in connection with such activity. Bankmark is not an agent for the de novo bank, and does not make representations as an agent or otherwise for the Bank. The Bank agrees to indemnify and hold harmless Bankmark from and against any and all damages, loss, cost expense, obligation, claim or liability, including but not limited to attorney fees and expenses, arising as a result of the Bank making said offering.

▪
The scope, nature and details of the consulting services provided by Bankmark, as well as the identity and background of the parties Bankmark introduces to the Bank, will not be divulged to anyone other than those directly representing the parties to the transaction and unless otherwise required by applicable law.

▪
During the term of this Agreement, should Dan Hudson/Bankmark become incapacitated and unable to direct this project in any manner, Robert Steiner will complete the project as prescribed herein and the Bank will pay to Mr. Steiner any forthcoming payments. Notification to enact this specific condition of the Agreement will be in writing by Mr. Hudson or his estate representative for Bankmark. If the Bank does not elect to have Mr. Steiner complete the project, all monies owed Bankmark are still due and payable as prescribed herein.

▪
Bankmark works for and at the sole discretion of the Board of Directors. If, at any time, Bankmark believes the group needs to receive information or be informed of any detail affecting the project, Bankmark will not be denied access to the group in any manner.

The parties have executed this Agreement to be effective as of March 21, 2005.

Bankmark	Patria Corporation

/s/ Dan Hudson	/s/ James Foster
Dan Hudson, Owner	James, Foster Bank Representative

Bankmark

5015 Addison Circle, BOX 511 ♦ Addison, TX  75001

ADDENDUM

This Addendum is attached and made part of that certain Consulting Agreement by and between Bankmark and Patria Corporation (“Bank”) dated March 15, 2005.

OUTLINE PROJECT CAPITALIZATION PROCESS

A.	Strategic Capitalization Plan,

B.	Public Relations,

C.	Events Management and Speaker Coordination,

D.	Director/Senior Management Training on How to Present the Independent Bank as an Investment Opportunity,

E.	Shareholder Database Management and Computer Equipment,

F.	Consultation regarding the development of marketing communication materials,

G.
Written opinions, observations, and oral presentations on strategic issues concerning the Bank will presented during the engagement period. A marketing opinion paper will be presented to Directors and Senior Management at the conclusion of the campaign.

A.    STRATEGIC CAPITALIZATION PLAN

The success of any capitalization effort is the strategic plan which, when developed, is built on the realistic abilities of each Director's strengths, weaknesses, opportunities and threats. This plan is developed only after a series of personal interviews with each Director.

The elements of each Director interview is quantified, weighted and formulated in a matrix format. This allows Bankmark to develop a capitalization plan based upon the expected, collective contributions of the Director Group and Senior Bank Management. It allows for the optimization of each individual's effectiveness based on their available time, sphere of influence, sales abilities and other critical factors.

The capitalization plan is designed to meet the Bank's required capital needs in increments, based on how focused Management and the Director Group is and how quickly they wish to proceed. The group will have an opportunity to contribute its input before the plan is finalized. During the development of the capitalization plan, Bankmark will meet with the Bank's Management every thirty (30) days (or as needed) to review Bankmark's progress, share any concerns, or discuss possible requests for assistance the Bank and Organizers of the de novo bank may have. Within a reasonable time from the start date of the Consulting Agreement, Bankmark will submit to the Organizers a written report of its assessment of the organizing group and where it sees the de novo bank within its marketplace at least thirty (30) days prior to the capital acquisition program. This report will also include a detailed strategic capitalization plant with a proposed events calendar. It should be noted that change might occur in the plan based on input from Bank Management, the approval of the offering and its anticipated effective date. Upon the final review by Bank Management and the incorporation of any changes, Bankmark will present the capitalization plan during the Director and Senior Management Training Session.

Monthly project review and assessment by Bankmark and a representative of the Board of Directors is important to assure the ongoing success of the capitalization program. This forum will allow Bankmark to review with the Banks representative's issues or concerns regarding the performance of key individuals and the program's effectiveness and efficiency according to the project timeline. This review process is most critical during the events phase of the program. This forum allows the Organizers the opportunity to critique Bankmark's performance and make recommendations for change or request additional assistance. During this review session, the Directors and Bankmark can openly review in confidence the efficiency reports provided by Bankmark (see Section C, Monitoring the Events Performance). This review process assures the Bank the opportunity for direct input and hands-on participation in the effective completion of the capitalization program. Conversely, Bankmark can, at these meetings, also present requests for any additional resource allocation the project may require.

B.    AVAILABLE PUBLIC RELATIONS OPPORTUNITIES

•	Newspapers,
•	Local Financial TV news,
•	Professional and public service organizations to which Directors belong,
•	Scheduled events,
•	Materials published by the Bank,
•	Any other communications vehicle, which is in regulatory compliance during the capitalization phase.

Public relations are critical to the success of any capital acquisition campaign. Using the local media to increase public awareness of the Bank's future plans, its Management, the business and economic outlook, and other information will position the Bank and entrance its community image. Bankmark's public relations activities will not unreasonably be restricted by Bank Management or the Board of Directors in any manner.

No single media vehicle is completely effective in telling the Bank's story. An integrated and balanced approach must be used. A considerable increase in the level of public awareness needs to occur within both the public and professional spheres of influence of the Bank. This must all be in place before the events process begins.

Bankmark designs, manages, and facilitates (as outlined on pg.3, Section 2) this integration process subject to the approval of the Bank (the direct costs of any artwork or printing are separate items). A review of the public relations materials enclosed in Bankmark's initial capabilities presentation will illustrate to Management how scheduled events, coupled with the public relations function, enhance the public's awareness of the investment opportunity. Any public relations material developed by Bankmark on behalf of` the Bank is not released until Bank Management has reviewed and approved it. A member of Senior Management is present at all meetings, which Bankmark may schedule between the Bank and area newspapers, publications and other media. The Bank and Bankmark agree to work jointly on all public relations efforts.

C-1.    EVENTS MANAGEMENT AND SPEAKER COORDINATION

Bankmark's proven formula for success enables the Director Group to present the investment opportunity to qualified individuals through a series of hosted events. Each event features a financial expert who addresses the investment opportunity in several ways. In the case of the Bank, there must be a concerted effort to reach the required capital level in the shortest period of time possible. Bankmark is responsible for scheduling and managing the financial industry experts and providing the PM.

Events Process Management.    Bankmark's proven strategy for capital acquisition includes the manner by which each prospective investor is invited to, and processed during, the events phase of the campaign. Invitation processing, facilities management, greeting guests, presenting the investment opportunity, and coordination of guest speakers are managed solely by Bankmark. This process is explained thoroughly during the Director and staff training modules. All local customs and/or community traditions are respected and incorporated into the process. However, Bankmark upon concurrence of the Bank, determines the final components and sequence of events during the stock sale campaign. This includes the use of outside industry observers/speakers. This component of the Bankmark process cannot be changed without full agreement, in writing, by Bankmark (The organizers and directors are restricted as to what they can and cannot say during the offering period).

To provide assurance that the project proceeds in a timely manner and the client has a record of important elements affecting the project, a weekly status report log is maintained by Bankmark. Copies of the log are presented weekly by the PM to the Bank's designated Client Resource Manager. This report gives a detailed breakdown of all part-time employees, their hours and costs, any increases or changes made in the database and personnel scheduling during the events phase. This enables the Client Resource Manager to approve the previous week's staff allocations, schedule their personnel for the corning week and make any necessary adjustments.

Monitoring the Events Performance.    Upon completion of each weeks events, a thank-you letter is sent to each attendee. Accompanying the letter is an attendee- questionnaire. This allows Bankmark to measure all aspects of the events process, especially the follow-up phone calls. Each week during the events process, Bankmark provides Management with an event-by-event synopsis table. This table tracks elements such as the ratios of RSVP's to Shows and Mailed to Shows, etc. These timely monitoring tools keep Management and Bankmark apprised of all aspects of the events process.

C-2.    PUBLIC AND PROMOTIONAL EVENTS

In addition to the standard investment opportunity meetings, breakfast, lunch and evening refreshments, and hors d'oeuvres, the project may require the development of public and promotional events. These public and promotional events are usually hosted by the Bank to attract specific target market segments, for example:

A.    Physicians—flow to make money in a managed care environment
B.    Small Business Professionals—Getting your Banker to say "Yes"
C.	Or events targeted to women, minorities, special interest groups, or any market segment necessary to attract investors
D.    Wealth Building and/or Financial Planning
E.    The State of the Economy and Your Business
It is not possible to determine now at the inception of this working Agreement what type of public and promotional event(s) may be necessary or how many public and promotional events will be needed. If these types of events are determined to be necessary during the development of the Capital Acquisition Program strategy or later, during its implementation, Bankmark will meet with Bank Management to discuss the recommendations and develop a budget accordingly. The public and promotional events have been essential during Bankmark's last four projects to raise significant awareness regarding the:
a)    offering circular
b)    help close the offering circular by creating a sense of urgency
c)    creating greater visibility with businesses and professionals

C-3.    GUEST SPEAKER/INDUSTRY EXPERT

This working Agreement provides for the requirement of industry experts to be present during the Bank's hosted or sponsored investment opportunity meetings. In planning for the estimated 85 meetings, Bankmark (Hudson, Steiner, Hyzdu) may function as the industry experts. The speaker honorarium fee is $450 per investment meeting with a minimum of two meetings on a scheduled event day. To provide the Bank with the best possible coverage for presentation, Bankmark will, in addition to the scheduled investment opportunity meetings, allow the Bank to schedule and facilitate Speaker Days. Within the two event-minimum day, the Bank may also schedule a round table discussion with six to nine guests or one-on-one meetings with Founders or significant investors. Within a Speaker Day, a schedule could be two standard investment meetings, lunch-evening, to include a breakfast round table with two one-on-one meetings, or a total of five (5) meetings during the day.

D.    DIRECTOR, MANAGEMENT AND STAFF TRAINING

Bankmark conducts a series of Director interactive workshops for Organizers and Senior Management, and two Management Workshops (see Exhibit). The objective of this workshop is to assure that each participant involved in the Capital Acquisition Campaign has current information on the industry in general and the performance of independent banks in particular. This data is consistent with the information presented at the investment meetings. Workshops are conducted at a mutually acceptable time prior to the offering effective date. These workshops take place during work hours, evenings and at least one weekend. It is imperative that those involved in the selling process be required to attend all training and sales meetings. If, after the completion of these workshops, one or two individuals require additional training, Bankmark provides for that. Notice for the workshop series is given three weeks in advance of the date scheduled. Any make-up session is conducted by Bob Steiner for a fee of $2000 and paid at the release of funds from the impound account.

Sales meetings arc very important in order to evaluate each team member's progress, to discuss common issues or concerns and to allow Bankmark to monitor the group's weekly follow-up. These meetings are mandatory and the Bank supports this schedule and allows sales team members to attend (see attached). Exhibit #1.

E.    DATABASE MANAGEMENT AND COMPUTER EQUIPMENT

Each Director provides the names of key contacts for potential shareholders, A rule of thumb is that for every million dollars of capital needed, the Bank needs 1500 qualified names, which later become the Banks base for business development activity. Bankmark works with each Organizer and member of-Bank Management to develop a database sufficient to meet the capital requirements. The Bank must provide sufficient physical space to accommodate the tactical support staff,: computers and phones as well as necessary parking in a safe area for all staff.

Database Ownership:    Bankmark develops and manages the database with text files in Microsoft Access 2000. Upon completion of the capitalization project, the Bank- may purchase MS Access (from any supplier) and Bankmark will transfer the data files to the Bank's computer upon final receipt of all monies owed on the contract; addendum, or extensions. If Bankmark changes the database applications software during the capital campaign, the Bank may be required to buy, from a computer supplier of their choice, a single-user version of the new software. Upon receipt of final payment for the contract, Bankmark will install its customized applications on the Bank's system only in the event that the Bank has provided the required software to complete the conversion. During the duration of the project, Bankmark will instruct one individual from the Bank; on how to access and retrieve data from the Bank's files. This individual will be provided the security access code for the Bank's files. No other Bank individual will have direct access to tits: files during the stock sale campaign. This will insure that there will be little chance of contaminating or dancing the files. The Bank will be provided a "How-To Guide" in the capabilities of their new database at the end of the project.

The parties have executed this Addendum to be effective as of March 15, 2005 (the "Start Date").

Bankmark	Patria Corporation
/s/ DAN HUDSON	/s/ JAMES FOSTER
Dan Hudson, Owner	James Foster, Bank Representative

Exhibit #1
The Director's Pack
A Series of interactive workshops
Facilitated by Bankmark

Bankmark is committed to preparing its clients to best formulate and implement the strategies and actions which will ensure that the resources of the organizers of de novo banks are expended in the most efficient and cost effective fashion. To that end, as part of Bankmark's Capital Acquisition Program, we have developed a series of workshops which prepares the proposed Organizer/Director/Management to deal effectively with not only the placement of stock but the critical issues and skills required to carry out their duties and responsibilities are representatives of their shareholders and depositors.

The series is designed to, raise the participant's awareness and guide, educate and expose them to the critical skills and competencies necessary to not only successfully place the stock but to make sound decisions and lead the bank to profitability after it opens. Below is a brief description of each workshop.

wDirector Orientation:    (Workshop #267-DO) this series of five workshops are designed to prepare the Organizers and officers on how to most effectively participate in the Capital Acquisition campaign. During these sessions, we set the tone of the campaign and define the stock placement methodology. The program is designed to enable the participant to become comfortable with the tools available to them and to anticipate the prospective shareholders questions and move comfortably to close the sale. The content is designed so that the "non-salesperson" will quickly reach a level of comfort when discussing the bank's investment opportunity. The length of each session is approximately 4-6 hours and scheduled at the convenience of the client.

Session #1—The Basics
•    Sponsors, criteria, profile and locations for an investment meeting
•    The anatomy of a typical investment meeting
•    An overview of the banking industry in the State
•    Current trends in community banking
•    Selected operating data of solid performing community banks

Session #2—The Nitty-Gritty
•    Developing a common language
•    Reaching consensus on the approach to industry and local issues
•    Commonly asked questions (and the effective responses)
•    Overcoming objections to the sale

Session #3—Closing Techniques (2-3 weeks into the campaign)
•	Progress review and table exercises designed to share experiences and help each organizer to better present and interact with prospective shareholders and close the sale

Session #4—Make up Session
•	For those who may have missed a previous workshop or for those who what a "refresher".

Session #5—The Partner Session
•
A special session for the organizer's "partner", (husband, wife, or significant other). The organizer's "partner" may well be involved in hosting an investment meeting, developing lists of potential attendees, etc. For those who may not be directly involved, at the very least they will be effected somewhat by the Organizer's time commitment during the stock sale. Therefore, it helps them to have some understanding of the commitment, process and implications pf the capital campaign (attendance is optional and usually centered around a lunch). It is approximately 2 hours in length.

wDirector 101:    (Workshop #303) designed for the proposed director who has not previously been involved in guiding the destiny of a financial institution. This is an overview utilizing workbooks, supporting documents and regulatory guidelines, which enables the director to prepare for the duties and responsibilities they have accepted. The length of the session is approximately 4-6 hours.
The critical issues covered:
•	Understanding the operating environment
•	Working with the regulators
•	Working with and retaining quality management
•	Monitoring operations
•	Operational "Red Flags"
•	Committee assignments
•	Understanding the regulatory "Alphabet"
•	Serving the community needs (CRA)
•	Continuing director education

wCare and Feeding of Your Directors:    (Workshop #313) designed for the officers and senior staff to help them deal effectively with the organizing group both during the organizational phase as well as after the bank opens. For those who have been previously involved with a community bank board, this serves as a review. For those who have not, it is basic training for better understanding the motivations and mind-set of the type of individuals who are typically the driving force behind a new bank. This is an exercise in developing the most effective way to deal with your directors on a day to day basis. Length of this session is approximately 3-4 hours.
The core topics:
•	Whose bank is this anyway?
•	Two different worlds
•	Is there really a common vision?
•	What do they bring to the table?
•	What do I bring to the table?
•	Is director education good or evil?
•	The whole should be greater than the sum of the parts

wThe Service Imperative:    (Workshop #156-SI[?]) designed to focus the group's attention on the specific reality of delivering quality service. So much is said about the promise of quality service, yet service does not develop in a vacuum. Through a series of group exercises, the organizers and officers look beyond mere words and labels to reach consensus regarding the specific standards and guidelines necessary to actually deliver on the service promise. The length of this session is approximately 5-6 hours. Major topics:
•	What does the customer what?
•	What does the customer need?
•	What are the barriers that must be overcome?
•	What are the solutions that must be implemented?
•	Reaching consensus
•	Gathering and applying demographic and psychographic data
•	Developing the marching orders

wDeveloping the Brand Identity:    (Workshop #201-M)
This six-hour workshop is designed to work through the process of naming the Bank and developing the Bank’s identity. We will take the participants through the fundamental and principals associated with developing and defining the brand. This workshop also covers the complexities of financial services marketing, and the importance of building a culture within the organization. The central issues in this workshop are:
•	What’s in a name; AKA the naming process
•	How to define the brand and build brand culture into the bank
•	How to best understand and define who we are
•	When is local too hokey; it is a national product...financial services
•	Conducting a competitive analysis
•	Famous brands: how they develop over time (i.e. Nike, Apple, Krispy Kreme, Harley Davidson, GE)
•	The Brand extends beyond the Logo
•	Where community banks miss the mark in branding
•	Marketing Advertising Branding...which one is it anyway?

wStrategic Focus:    (Workshop #145-SF) [Optional] designed as the precursor to the development of a comprehensive strategic operating plan. This workshop takes the group through an overview of the critical components of a strategic plan. The group's regulatory application is used as a basis for formulating the level of strategic thinking necessary to move the organization from the speculative/formative stage to the implementation/realization stage. This is a focus on the "how", rather than the "what" of an effective set of marching orders. In addition, through a series of table exercises and group discussions, the group reaches consensus on the importance of the critical issues that will successfully drive the bank. The length of this session is approximately 6 hours.
Central Issues:
•	The group's core values
•	The group's vision
•	The Mission statement
•	How to define goals and objectives
•	The Board's expectations
•	Management's expectations